# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Great Elm Capital Corp., CIK 0001675033
CUSIP: 390320703
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 3801 PGA BOULEVARD, SUITE 603, PALM BEACH GARDENS, Florida (FL), 33410
Date of event which requires filing of this statement: 08/27/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002084069

## Reporting persons
- Poor Richard LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,290,000; sole dispositive power 0; shared dispositive power 1,290,000; aggregate amount beneficially owned 1,290,000 (9.9% of the class)
  Comment: Percentage calculated based on 12,977,834 shares of Common Stock outstanding as of August 27, 2025, as provided by the Issuer.
- Booker Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,290,000; sole dispositive power 0; shared dispositive power 1,290,000; aggregate amount beneficially owned 1,290,000 (9.9% of the class)
  Comment: Percentage calculated based on 12,977,834 shares of Common Stock outstanding as of August 27, 2025, as provided by the Issuer.

## Item 1. Issuer
Name of issuer: Great Elm Capital Corp.
Address of issuer's principal executive offices: 3801 PGA BOULEVARD, SUITE 603, PALM BEACH GARDENS, FLORIDA, 33410.

## Item 2. Person Filing
Name of person filing: This statement is filed by: (i) Poor Richard LLC, a Delaware limited liability company ("Poor Richard"), which is the holder of record of approximately 9.9% of the issued and outstanding shares of Common Stock (12,977,834) and (ii) Booker Smith, the Managing Member of Poor Richard (Poor Richard and Mr. Smith are collectively referred to as the "Reporting Persons"). Each of Poor Richard and Booker Smith disclaim any beneficial ownership of the securities other than to the extent of any pecuniary interest each of them may have therein, directly or indirectly.
Address of principal business office or, if none, residence: 500 Frank W Burr Boulevard, Suite 720, Teaneck, NJ 07666
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is as follows:

Poor Richard - 1,290,000 shares; and
Booker Smith - 1,290,000 shares.
Percent of class:
The percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 12,977,834 shares of Common Stock outstanding as of August 27, 2025, as provided by the Issuer) is as follows:

Poor Richard - 9.9%; and
Booker Smith - 9.9%.
Sole power to vote or to direct the vote:
Poor Richard - 0
Booker Smith - 0
Shared power to vote or to direct the vote:
Poor Richard - 1,290,000.00
Booker Smith - 1,290,000.00
Sole power to dispose or to direct the disposition:
Poor Richard - 0
Booker Smith - 0
Shared power to dispose or to direct the disposition:
Poor Richard - 1,290,000.00
Booker Smith - 1,290,000.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Poor Richard LLC: /s/ Booker Smith, Managing Member (09/04/2025)
- Booker Smith: /s/ Booker Smith, Reporting Person (09/04/2025)
Comment: Exhibit 99.1 Joint Filing Agreement, September 4, 2025, by and between the Reporting Persons.